ASPIRIANT TRUST

ADMINISTRATIVE SERVICES FEE LIMITATION AGREEMENT

THIS ADMINISTRATIVE SERVICES FEE LIMITATION AGREEMENT is made as of the 7th day of November 2019, by and between Aspiriant Trust (the “Trust”), with respect to the series of the Trust listed on Schedule A (each, a “Fund”), and Aspiriant, LLC (“Aspiriant”).

WHEREAS, Aspiriant provides investment advisory services to the Trust and has been separately retained by the Trust to also render certain administrative services to the Trust pursuant to an administrative services agreement dated October 29, 2012;

WHEREAS, Aspiriant and the Trust would like to limit the administrative services fee that a Fund is required to pay Aspiriant on an annual basis as set forth below;

NOW, THEREFORE, the parties hereto agree as follows:

1. Administrative Services Fee Limitation.  Aspiriant agrees to waive its administrative services fee with respect to a Fund to the extent necessary to limit the annualized administrative services fee of the Fund to the amount set forth in Schedule A to this Agreement.  This administrative services fee limitation is in addition to any obligation of Aspiriant to waive its fees and/or reimburse expenses of a Fund pursuant to a separate fee and/or expense limitation agreement between the parties hereto.

2. Duration and Termination.  The initial term of this Agreement shall be through June 30, 2020 with respect to each Fund listed in Schedule A on the date hereof.  With respect to any Fund added to Schedule A after the date of this Agreement, the initial term shall be through June 30 following the first year anniversary of the effective date of the respective Fund’s participation in this Agreement.  After the initial term, this Agreement shall continue in effect from year to year with respect to a Fund so long as its renewal is specifically approved at least annually by a majority vote of the Trust’s Board of Trustees.  This Agreement may be terminated with respect to a Fund by the Trust’s Board of Trustees at any time.

4. Miscellaneous.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940 or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing and signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

Aspiriant Trust

By:	/s/ Benjamin D. Schmidt
Name:	Benjamin D. Schmidt
Title:	Assistant Treasurer and Secretary

Aspiriant, LLC

By:	/s/ Robert J. Francais
Name:	Robert J. Francais
Title:	Chief Executive Officer

Schedule A

to the

Administrative Services Fee Limitation Agreement

Dated November 7, 2019

Administrative Services Fee Limitation (as a percentage of average daily net assets)
Aspiriant Risk-Managed Equity Allocation Fund	0.04%
Aspiriant Risk-Managed Municipal Bond Fund	0.03%
Aspiriant Defensive Allocation Fund	0.01%
Aspiriant Risk-Managed Taxable Bond Fund	0.03%

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